

January 10, 2014

Via E-mail
Mr. Mark A. Fralich, President and Director
Idaho North Resources Corp.
2555 West Palais Drive
Coeur d' Alene, ID 83815

>   **Re: Idaho North Resources Corp.**
>   **Post-effective amendment to Form S-1**
>   **Filed December 24, 2013**
>   **File No. 333-185140**

Dear Mr. Fralich:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your post-effective amendment and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your post-effective amendment and the information you provide in response to these comments, we may have additional comments.

Market For Our Common Stock, page 63

Rule 144 Shares, page 64

1. We note the Form 8-K filed April 24, 2013 indicating that you determined you were no longer a shell company on or about April 1, 2013. Please disclose the basis for the legal conclusion that Idaho North is not a shell company, e.g., an opinion of counsel. If an opinion is relied upon, please disclose the analysis of counsel and file counsel's consent as an exhibit to the registration statement. We note that you only recently acquired your mining leases, have only $85,593 in non-cash assets, hold only mining leases and $2,593 in prepaid insurance besides cash and state on page 20 that you "have not begun exploration."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Erin Wilson at (202) 551-6047 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director